UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-42484

ASCENTAGE PHARMA GROUP INTERNATIONAL

(Translation of Registrant’s name into English)

68 Xinqing Road

Suzhou Industrial Park

Suzhou, Jiangsu

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

On October 20th and 21st, 2026, Ascentage Pharma Group International (“Ascentage Pharma” or the “Company”) issued a press release and posted an announcement on the Hong Kong Stock Exchange entitled, “ASCENTAGE PHARMA’S LISAFTOCLAX GRANTED BREAKTHROUGH THERAPY DESIGNATION IN CHINA FOR TREATMENT-NAÏVE CLL/SLL” . A copy of the press release and announcement are furnished as Exhibits 99.1 and 99.2 to this Report.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	Press Release dated October 20, 2026
99.2	Announcement dated October 21, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASCENTAGE PHARMA GROUP INTERNATIONAL

Date: October 21, 2026	/s/ Dajun Yang
	Name:	Dajun Yang
	Title:	Chief Executive Officer

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